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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 12 )*

                         Morton's Restaurant Group, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   619429 10 3
                                 (CUSIP Number)

                               Barry W. Florescue
                          c/o BFMA Holding Corporation
                         50 East Sample Road, Suite 400
                          Pompano Beach, Florida 33064
                                 (800) 675-6115
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 11, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (Sections) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (Section) 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------------------------------------------------------------------------------
  1)   Name of Reporting Persons
       I.R.S. Identification No. of Above Persons (entities only)

       BFMA HOLDING CORPORATION
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group
       (See Instructions)                                                (a) [X}
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3)   SEC Use Only

--------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions)
       WC
--------------------------------------------------------------------------------
  5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization
       DELAWARE
--------------------------------------------------------------------------------
                     7)   Sole Voting Power
                          488,500
  NUMBER OF      ---------------------------------------------------------------
   SHARES            8)   Shared Voting Power
BENEFICIALLY              0
  OWNED BY       ---------------------------------------------------------------
    EACH             9)   Sole Dispositive Power
  REPORTING               488,500
   PERSON        ---------------------------------------------------------------
    WITH            10)   Shared Dispositive Power
                          0
--------------------------------------------------------------------------------
 11)   Aggregate Amount Beneficially Owned by Each Reporting Person
       488,500
--------------------------------------------------------------------------------
 12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)                                                    [ ]
--------------------------------------------------------------------------------
 13)   Percent of Class Represented by Amount In Row (11)
       11.7%
--------------------------------------------------------------------------------
 14)   Type of Reporting Person (See Instructions)
       CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------------------------------------------------------------------------------
  1)   Name of Reporting Persons
       I.R.S. Identification No. of Above Persons (entities only)

       FLORESCUE FAMILY CORPORATION
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group
       (See Instructions)                                                (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3)   SEC Use Only

--------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions)
       WC
--------------------------------------------------------------------------------
  5   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
  6)  Citizenship or Place of Organization
      NEVADA
--------------------------------------------------------------------------------
                     7)   Sole Voting Power
                          29,100
  NUMBER OF      ---------------------------------------------------------------
   SHARES            8)   Shared Voting Power
BENEFICIALLY              0
  OWNED BY       ---------------------------------------------------------------
    EACH             9)   Sole Dispositive Power
  REPORTING               29,100
   PERSON        ---------------------------------------------------------------
    WITH            10)   Shared Dispositive Power
                          0
--------------------------------------------------------------------------------
 11)   Aggregate Amount Beneficially Owned by Each Reporting Person
       29,100
--------------------------------------------------------------------------------
 12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)                                                    [ ]
--------------------------------------------------------------------------------
 13)   Percent of Class Represented by Amount In Row (11)
       0.7%
--------------------------------------------------------------------------------
 14)   Type of Reporting Person (See Instructions)
       CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------------------------------------------------------------------------------
  1)   Name of Reporting Persons
       I.R.S. Identification No. of Above Persons (entities only)

       BARRY W. FLORESCUE
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group
       (See Instructions)                                                (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3)   SEC Use Only

--------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions)
       AF
--------------------------------------------------------------------------------
  5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization
       UNITED STATES
--------------------------------------------------------------------------------
                     7)   Sole Voting Power
                          517,600
   Number of      --------------------------------------------------------------
    Shares           8)   Shared Voting Power
 Beneficially             56,300
   Owned by       --------------------------------------------------------------
     Each            9)   Sole Dispositive Power
   Reporting              517,600
    Person        --------------------------------------------------------------
     With           10)   Shared Dispositive Power
                          56,300
--------------------------------------------------------------------------------
 11)   Aggregate Amount Beneficially Owned by Each Reporting Person
       573,900
--------------------------------------------------------------------------------
 12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)                                                    [ ]
--------------------------------------------------------------------------------
 13)   Percent of Class Represented by Amount In Row (11)
       13.7%
--------------------------------------------------------------------------------
 14)   Type of Reporting Person (See Instructions)
       IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------------------------------------------------------------------------------
  1)   Name of Reporting Persons
       I.R.S. Identification No. of Above Persons (entities only)

       NED L. SIEGEL
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group
       (See Instructions)                                                (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3)   SEC Use Only

--------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions)
       AF
--------------------------------------------------------------------------------
  5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization
       UNITED STATES
--------------------------------------------------------------------------------
                     7)   Sole Voting Power
                          0
  NUMBER OF       --------------------------------------------------------------
   SHARES            8)   Shared Voting Power
BENEFICIALLY              56,300
  OWNED BY        --------------------------------------------------------------
    EACH             9)   Sole Dispositive Power
  REPORTING               0
   PERSON         --------------------------------------------------------------
    WITH            10)   Shared Dispositive Power
                          56,300
--------------------------------------------------------------------------------
 11)   Aggregate Amount Beneficially Owned by Each Reporting Person
       56,300
--------------------------------------------------------------------------------
 12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)                                                    [ ]
--------------------------------------------------------------------------------
 13)   Percent of Class Represented by Amount In Row (11)
       1.3%
--------------------------------------------------------------------------------
 14)   Type of Reporting Person (See Instructions)
       IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------------------------------------------------------------------------------
  1)   Name of Reporting Persons
       I.R.S. Identification No. of Above Persons (entities only)

       RICHARD A. BLOOM
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group
       (See Instructions)                                                (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3)   SEC Use Only

--------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions)
       AF
--------------------------------------------------------------------------------
  5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization
       UNITED STATES
--------------------------------------------------------------------------------
                     7)   Sole Voting Power
                          10,000
  NUMBER OF        -------------------------------------------------------------
   SHARES            8)   Shared Voting Power
BENEFICIALLY              0
  OWNED BY         -------------------------------------------------------------
    EACH             9)   Sole Dispositive Power
  REPORTING               10,000
   PERSON          -------------------------------------------------------------
    WITH            10)   Shared Dispositive Power
                          0
--------------------------------------------------------------------------------
 11)   Aggregate Amount Beneficially Owned by Each Reporting Person
       10,000
--------------------------------------------------------------------------------
 12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)                                                    [ ]
--------------------------------------------------------------------------------
 13)   Percent of Class Represented by Amount In Row (11)
       0.2%
--------------------------------------------------------------------------------
 14)   Type of Reporting Person (See Instructions)
       IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------------------------------------------------------------------------------
  1)   Name of Reporting Persons
       I.R.S. Identification No. of Above Persons (entities only)

       CHARLES W. MIERSCH
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group
       (See Instructions)                                                (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3)   SEC Use Only

--------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions)
       AF
--------------------------------------------------------------------------------
  5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization
       UNITED STATES
--------------------------------------------------------------------------------
                     7)   Sole Voting Power
                          1,000
  NUMBER OF       --------------------------------------------------------------
   SHARES            8)   Shared Voting Power
BENEFICIALLY              0
  OWNED BY        --------------------------------------------------------------
    EACH             9)   Sole Dispositive Power
  REPORTING               1,000
   PERSON         --------------------------------------------------------------
    WITH            10)   Shared Dispositive Power
                          0
--------------------------------------------------------------------------------
 11)   Aggregate Amount Beneficially Owned by Each Reporting Person
       1,000
--------------------------------------------------------------------------------
 12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)                                                    [ ]
--------------------------------------------------------------------------------
 13)   Percent of Class Represented by Amount In Row (11)
       0.0%
--------------------------------------------------------------------------------
 14)   Type of Reporting Person (See Instructions)
       IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 619429 10 3
--------------------------------------------------------------------------------
  1)   Name of Reporting Persons
       I.R.S. Identification No. of Above Persons (entities only)

       MARIETTA CORPORATION
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group
       (See Instructions)                                                (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3)   SEC Use Only

--------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions)
       WC
--------------------------------------------------------------------------------
  5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization
       NEW YORK
--------------------------------------------------------------------------------
                     7)   Sole Voting Power
                          0
  NUMBER OF       --------------------------------------------------------------
   SHARES            8)   Shared Voting Power
BENEFICIALLY              0
  OWNED BY        --------------------------------------------------------------
    EACH             9)   Sole Dispositive Power
  REPORTING               0
   PERSON         --------------------------------------------------------------
    WITH            10)   Shared Dispositive Power
                          0
--------------------------------------------------------------------------------
 11)   Aggregate Amount Beneficially Owned by Each Reporting Person
       0
--------------------------------------------------------------------------------
 12)   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)                                                    [ ]
--------------------------------------------------------------------------------
 13)   Percent of Class Represented by Amount In Row (11)
       0.0%
--------------------------------------------------------------------------------
 14)   Type of Reporting Person (See Instructions)
       CO
--------------------------------------------------------------------------------

     This Amendment No. 12 to the Statement on Schedule 13D amends and supplements the Statement in Schedule 13D relating to the event date of January 25, 2001, filed by BFMA Holding Corporation, Florescue Family Corporation, Barry
W. Florescue and Ned L. Siegel as amended by Amendment No. 1 relating to the event date of March 21, 2001, Amendment No. 2 relating to the event date of April 26, 2001, Amendment No. 3 relating to the event date of June 27, 2001, Amendment No. 4 relating to the event date of July 19, 2001, Amendment No. 5 relating to the event date of July 27, 2001, Amendment No. 6 relating to the event date of September 6, 2001, Amendment No. 7 relating to the event date of November 8, 2001, Amendment No. 8 relating to the event date of February 14, 2002, Amendment No. 9 relating to the event date of March 21, 2002, Amendment No. 10 relating to the event date of May 14, 2002 and Amendment No. 11 relating to the event date of June 5, 2002 (collectively, the "Schedule 13D"). Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

     The first paragraph of Item 4 has been amended to add the following:

     On July 11, 2002, BFMA nominated three individuals - Richard A. Bloom, Barry W. Florescue and Charles W. Miersch - for election to the Morton's Board of Directors at its 2002 Annual Meeting of Stockholders. According to the Company's most recent proxy statement, in the event that the Castle Harlan merger is not completed, a 2002 Annual Meeting of Stockholders has been scheduled to be held on August 28, 2002. Since the date of the 2002 Annual Meeting of Stockholders occurs more than thirteen months after the date of the previous year's annual meeting, May 10, 2001, BFMA determined that the re-nomination of director nominees was necessary. BFMA intends to solicit proxies in favor of its nominees to Morton's Board of Directors if the meeting is held.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A. Agreement of Joint Filing. (1)

     Exhibit B. Definitive Proxy Statement, dated April 26, 2001. (2)

     Exhibit C. Letter from BFMA to Morton's, dated May 1, 2001. (2)

     Exhibit D. Commitment Letter from Icahn Associates Corp., dated May 1,
                2001. (2)

     Exhibit E. Letter from BFMA to Greenhill & Co., LLC, dated June 27,
                2001. (3)

     Exhibit F. Letter from BFMA to Morton's, dated July 19, 2001. (4)

     Exhibit G. Letter from BFMA to Morton's, dated July 27, 2001. (5)

     Exhibit H. Letter from BFMA to Morton's, dated November 8, 2001. (6)

     Exhibit I. Letter from BFMA to Morton's Special Committee dated May 14,
                2002. (7)

     Exhibit J. Amended Agreement of Joint Filing, dated June 5, 2002. (8)

     Exhibit K. Letter from BFMA to Morton's Special Committee, dated July 11,
                2002. (9)

(1)  Filed as an exhibit to Amendment No. 1 to the Statement on Schedule 13D.

(2)  Filed as an exhibit to Amendment No. 2 to the Statement on Schedule 13D.

(3)  Filed as an exhibit to Amendment No. 3 to the Statement on Schedule 13D.

(4)  Filed as an exhibit to Amendment No. 4 to the Statement on Schedule 13D.

(5)  Filed as an exhibit to Amendment No. 5 to the Statement on Schedule 13D.

(6)  Filed as an exhibit to Amendment No. 7 to the Statement on Schedule 13D.

(7)  Filed as an exhibit to Amendment No. 10 to the Statement on Schedule 13D.

(8)  Filed as an exhibit to Amendment No. 11 to the Statement on Schedule 13D.

(9)  Filed herewith.

                                   SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated:     July 11, 2002


                                         BFMA HOLDING CORPORATION

                                         By: /s/ Barry W. Florescue
                                             -----------------------------------
                                             Name: Barry W. Florescue
                                             Title: Chief Executive Officer

                                         FLORESCUE FAMILY CORPORATION

                                         By: /s/ Barry W. Florescue
                                             -----------------------------------
                                             Name: Barry W. Florescue
                                             Title: President

                                         MARIETTA CORPORATION

                                         By: /s/ Barry W. Florescue
                                             -----------------------------------
                                             Name: Barry W. Florescue
                                             Title: Chief Executive Officer


                                             /s/ Barry W. Florescue
                                         ---------------------------------------
                                             Barry W. Florescue


                                             /s/ Ned L. Siegel
                                         ---------------------------------------
                                             Ned L. Siegel


                                             /s/ Richard A. Bloom
                                         ---------------------------------------
                                             Richard A. Bloom


                                             /s/ Charles W. Miersch
                                         ---------------------------------------
                                             Charles W. Miersch

================================================================================
                            BFMA HOLDING CORPORATION
================================================================================

July 11, 2002

VIA FACSIMILE AND OVERNIGHT COURIER

Members of the Special Committee of
  Morton's Restaurant Group, Inc.
    Lee M. Cohn (Chairman)
    Alan A. Teran
    Robert L. Barney
c/o Morton's Restaurant Group, Inc.
3333 New Hyde Park Road
New Hyde Park, NY 11042

Gentlemen:

     I have watched the proceedings of the special committee over the past month and a half and I am writing to you to express my profound disappointment in your actions. As you know, I have written several letters setting forth my concerns about the manner in which the senior management, the directors and the special committee of the Board of Directors of Morton's have conducted themselves over the past 17 months.

     I am absolutely disgusted by your rejection of Carl Icahn`s $17.00 per share offer which is substantially superior to Castle Harlan's $16.00 price, even with its condition that the company waive its "poison pill" rights agreement provisions. These provisions were originally designed to protect a company's shareholders from unwanted offers but are now being used against them in order, in my opinion, to help you deliver Morton's to your colleagues Allen Bernstein and John Castle. I am incensed that the company would state that it is prohibited from waiving its "poison pill" under its merger agreement with Castle Harlan. As you should be well aware, a company cannot, under current Delaware law, contractually prevent itself from exercising its right to waive this type of plan. Therefore, we question whether the special committee, in negotiating away this right, breached its fiduciary duties to the shareholders of Morton's under Delaware law. BFMA has alleged this very thing in its pending lawsuit against you. In the interest of all the company's shareholders, I demand that the special committee declare Mr. Icahn's latest $17.00 offer as a "superior proposal".

     I further demand that the special committee insist, if Castle Harlan wants to remain as the high bidder, that it top the Icahn offer by a material amount, rather than simply match the offer and waive certain closing conditions. If the special committee feels that these customary conditions to closing a transaction are important enough to differentiate one offer from another, then it appears to me that you must have real concerns about Castle Harlan's ability to close the deal.

     The timing of your responses and Castle Harlan's responses to Mr. Icahn's offers lead me to believe that the special committee has neither acted fairly nor properly in this process. It appears more clearly to me today, after watching your recent antics, you have failed to act in a manner that represents the best interests of the company's shareholders.

--------------------------------------------------------------------------------
          50 East Sample Road, Suite 400, Pompano Beach, Florida 33064

Members of the Special Committee of
  Morton's Restaurant Group, Inc.
July 11, 2002
Page 2

     I believe that this special committee should actively take certain steps to keep the auction process as open and fair as possible in order to maximize value for the company's shareholders. The first step would be to waive the company's "poison pill" rights plan and the application of Section 203 of the Delaware Business Corporation Law during the pendency of the sale process. This step would allow large shareholders to meet with each other without risk of causing the "poison pill" contained in the rights plan to be exercised or other adverse effects to impact a potential acquiror. There are no defendable reasons to maintain these "poison pill" provisions in light of your decision to sell the company. In fact, maintaining the "poison pill" chills the process and potentially precludes the company's shareholders' ability to get the best deal.

     The second step would be to delay the company's special meeting from July 23, 2002 until the scheduled date of the annual meeting, August 28, 2002. This step would allow more time for the current bidders to continue to increase their offers and for other bidders to enter the process to make offers.

     The third step would be to publicly release detailed second quarter financial information sufficiently prior to any vote by the shareholders on an offer and to give the shareholders (and any potentially interested parties) a chance to adequately review this information. We note that Castle Harlan, through John Castle, already has access to this information. We further note that many of Morton's competitors have demonstrated dramatic recent financial improvement in these past few months. As a substantial shareholder, I want to know how the company has performed during this most recent period. It has been more than three months since you agreed to the $12.60 price from Castle Harlan and four months since we have seen any updates on the company performance. Need I remind you that you negotiated this sale price at the worst possible time in the company's history?

     These actions are necessary in light of my belief that, to date, this special committee has not performed its job in a capable manner. In your recommendation of the Castle Harlan transaction, the proxy statement extols "the fact that the Special Committee was able to negotiate the purchase price up to $12.60 per share from an initial offer price of $12.00 per share." You attempt to portray in your proxy statement that the special committee really worked hard for that 2% increase. Yet, as soon as the special committee (reluctantly, I believe) let Carl Icahn into the process to bid $13.50 per share, Castle Harlan immediately matched Mr. Icahn's offer (a $0.90 increase above the value the special committee worked so hard to secure with Castle Harlan). Further, Castle Harlan matched Mr. Icahn's $15.00 offer just five business days after it was deemed to be a "superior offer" and took less than two hours to match Mr. Icahn's $16.00 offer. It certainly appears that Mr. Icahn's interest in acquiring the company has done what the special committee was unable or unwilling to do. According to your own proxy statement, it took the special committee two months to negotiate a $0.60 per share increase in the per share purchase price. Suddenly, thanks to Carl Icahn's interest in acquiring the company, Castle Harlan has found an additional $3.40 per share, representing a 27% increase in their offer price. The shareholders are fortunate that Mr. Icahn has the sophistication to see the true value of this opportunity and the company and the resources and inclination to pursue this transaction and that Mr. Icahn is not as easily intimidated by your actions as some of the other interested parties appear to have been.

--------------------------------------------------------------------------------
          50 East Sample Road, Suite 400, Pompano Beach, Florida 33064

Members of the Special Committee of
  Morton's Restaurant Group, Inc.
July 11, 2002
Page 3


     YOUR RECENT PUBLIC STATEMENTS REGARDING THE COMPANY'S POOR FINANCIAL PERFORMANCE, YOUR WARNINGS ABOUT A POTENTIAL DELISTING OF THE COMPANY'S SHARES AND YOUR EXPRESSIONS OF CONCERN REGARDING THE LIMITATION ON THE COMPANY'S GROWTH DUE TO ITS FINANCING TERMS ARE TROUBLING TO ME, TO SAY THE LEAST. HOW CAN THESE STATEMENTS BE JUSTIFIED IN THE FACE OF CASTLE HARLAN'S SUBSTANTIAL INCREASES IN ITS OFFER PRICE? WE BELIEVE THAT THE SHAREHOLDERS DESERVE AN EXPLANATION OF THIS INCONSISTENCY.

     Despite the fortuitous recent increase in Castle Harlan's offer price, I continue to believe it significantly undervalues the company. Considering the improved restaurant operating environment and Morton's likely improved balance sheet and cash flow, I AM SURE THE SHAREHOLDERS WOULD BENEFIT FROM SEEING THE COMPANY'S MOST RECENT FINANCIAL RESULTS.

     This is only my opinion, but perhaps if the special committee were focused on doing its job properly instead of trying to do everything possible to gift-wrap the company for Castle Harlan, the special committee would have been more open to third-party bidders earlier in the process and negotiated a price that reflects the true value of the company. Every increase by Castle Harlan makes the special committee appear to be more and more foolish and simply a puppet of John Castle and allowing Castle Harlan simply to match the economic terms of the Icahn offers only makes this look worse. In my view, the rejection of Carl Icahn's $17.00 offer is a breach of the special committee's fiduciary duties to the shareholders.

     Unfortunately, I do not believe that you will undertake any of these steps on your own so, through our proxy solicitation process, we are encouraging the company's other shareholders to (i) vote "NO" on any Castle Harlan offer regardless of when the special meeting is held or at any price because we believe that the process was rigged and tainted (although Mr. Icahn is now interested in acquiring the company, it does not mean that there were no other interested parties willing to pay more, given the opportunity), (ii) elect three new directors at the company's upcoming annual meeting, (iii) demand the reconstitution of the special committee and (iv) re-auction the company in a fair and proper manner - the way it should have been done a year ago. I sincerely hope that you will listen to these shareholders when they communicate with you.

     I am stunned at your apparent blatant disregard for the shareholders' best interests given the recent number of well-publicized cases of directors being held personally liable and accountable for breaching their duties and failing shareholders and the current environment of the SEC regarding actions of chief executives and financial officers and their crony boards. I look forward to your response.

Sincerely,

/s/ Barry W. Florescue

Barry W. Florescue
Chairman and CEO

cc:  The Board of Directors
     of Morton's Restaurant Group, Inc.

--------------------------------------------------------------------------------
          50 East Sample Road, Suite 400, Pompano Beach, Florida 33064